NAME OF REGISTRANT: Green Century Capital Management
NAME OF PERSON RELYING ON EXEMPTION: Green Century Capital Management
ADDRESS OF PERSON RELYING ON EXEMPTION: 114 State Street, Suite 200, Boston, MA 02109

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Proposal No. 9 on Chevron Corporation’s 2013 Proxy Statement:
Argument in Favor

Resolved: The shareholders request that the board of directors adopt a policy to refrain from using corporate funds to influence any political election.

Supporting Statement: “Using corporate funds to influence any political election” for purposes of this proposal, includes any direct or indirect contribution using corporate funds that is intended to influence the outcome of an election or referendum. This also includes expenditures for electioneering communications on printed, internet or broadcast communications, which are reasonably susceptible to interpretation as in support or opposition of a specific candidate. The policy should include measures to prevent trade associations or non-profit corporations from channeling our company’s contributions or membership dues to influence the outcome of any election or referendum.

In light of the unprecedented spending by corporations in the 2012 elections, shareholders have become concerned about the potential risk to shareholder value by the use of company funds intended to influence election outcomes. Given the risks to reputation and brand from this use of company funds, and the low accountability and transparency measures Chevron has in place to govern this use of company funds, we believe that Chevron Corporation (Chevron) can best minimize this threat to shareholder value by establishing a policy to refrain from using corporate funds to influence any electoral  outcome.

This is not a solicitation of authority to vote your proxy. Please DO NOT send us your proxy card; The Green Century Equity Fund is not able to vote your proxies, nor does this communication contemplate such an event.  The Green Century Equity Fund urges shareholders to vote for Item number 6 following the instruction provided on the management’s proxy mailing.

Rationale or a “Yes” Vote

1.
Increased corporate spending in campaign elections is unpopular among the majority of the American public, and consequently exposes companies to business and reputational risk. By eliminating such spending, companies can reduce risk and protect shareholder value.

2.	Some academic studies indicate that political spending may not have a positive impact on the company’s bottom line and, in fact, may erode shareholder value.

3.	Chevron spends considerable sums to influence election outcomes, with weak accountability and transparency measures in place to oversee this use of company funds.

4.	A growing number of companies are making the determination that it is in their best interest to refrain from political giving.

5.	The proposal would not curtail these companies’ ability to communicate views to policymakers (e.g., lobbying of legislators, which is not addressed in this proposal).

In the proponents’ view, a comprehensive implementation of a prohibition on spending from the corporate treasury would ultimately prohibit: (1) direct contributions to candidates and parties at the state level (such gifts at the federal level are already disallowed under federal law), and (2) indirect contributions from treasury funds, by which we mean those made to third-party recipients (such as trade associations, 527s and 501(c)(4)s) for the purpose of political spending.

1. Increased corporate spending in campaign elections is unpopular among the majority of the American public, and consequently exposes companies to business and reputational risk. By eliminating such spending, companies can reduce risk and protect shareholder value.

Experts have estimated that a record-breaking $6.3 billion was spent in the 2012 electoral cycle1. This represents an increase by nearly 15% from 2008 levels, largely enabled by the Supreme Court’s 2010 Citizens United v. FEC decision, which allowed unions and corporations to contribute unlimited amounts to “independent” spending organizations.2

These developments are deeply unpopular among the U.S. public across party lines:

•
More than 8 in 10 Americans support limits on the amount of money given to groups trying to influence U.S. elections, with 85% support among Democrats, 81% among Republicans, and 78% among independents, according to a 2012 poll by the Associated Press and the National Constitution Center.3

•
79% of respondents to a 2012 Bannon Communications poll said they would boycott a company to protest its political spending, 65% would sell stock in the company, and over half would ask their employer to remove it from their retirement account.4

•
A recent study by Global Strategy Group concluded that corporations have more to lose than gain in terms of their public image through their involvement in politics. The study found that “on average…a company’s favorable rating dropped by a whopping 42 points among people that disagreed with its stance. Among people that agreed with the position, there was no statically significant change in a company’s favorable rating.”5

During a time when public support for high spending levels in elections is low, investors are concerned about the reputational risks that Chevron is exposed to by positioning itself as one of the largest contributors in election campaigns. It is all too easy for companies in highly regulated industries to be perceived as attempting to buy the influence of elected officials and other public policymakers. As such, investors need to be sensitive to the risks to companies that are perceived as too deeply engaged in the political process.

1 Choma, Russ. (3/13/2013) “The 2012 Election: Our Price Tag (Finally) For the Whole Ball of Wax” http://www.opensecrets.org/news/2013/03/the-2012-election-our-price-tag-fin.html
Center for Responsive Politics
2 Center for Responsive Politics, March 13, 2013 (http://www.opensecrets.org/news/2013/03/the-2012-election-our-price-tag-fin.html).
3 http://blogs.wsj.com/law/2012/09/17/poll-most-american-support-limits-on-political-spending
4http://www.citizen.org/documents/bannon-communications-research-executive-summary.pdf
5http://images.politico.com/global/2013/03/27/gsg_study_white_paper_business_and_politics_do_they_mix.html

3. Chevron spends considerable sums to influence election outcomes, with weak accountability and transparency measures in place to oversee this use of company funds.

As investors, we seek to understand and minimize business risk in the company’s role in the public policy arena. We do so by encouraging transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. Several academic studies suggest that firms donating large sums may be linked to poor corporate governance and low shareholder power, making it difficult for shareholders to determine whether this use of company funds is in the long-term interest of the company6. Concerningly, Chevron received a low transparency and accountability rating of 49/100 in the 2012 CPA-Zicklin index, which ranks companies within the S&P 100 on 25 indicators related to political spending disclosure, policies, compliance, and oversight7.

The lack of accountability and transparency within the company is particularly concerning in light of Chevron’s record $2.5 million donation to the Congressional Leadership Fund, which is part of a trend of increased spending by the company to influence political elections. Chevron reported spending at least $3.9 million in the 2012 election, up from $965,000 in the 2010 election cycle, and $1.1 million in the 2007 election cycle8. The largest increase in funding came from individual contributions and ‘soft’ organizations- contributions made outside the federal contribution limits to a state or local party, candidate or an outside interest group)9. This is not a comprehensive summary of Chevron’s total spending in the elections however, as corporations are not required to disclose sums spent through tax-exempt outside organizations intended to influence election outcomes. Given the company’s low accountability and high spending levels, shareholders are concerned that the risk posed to shareholder value by this use of company funds is increasing and unchecked.

4. There are a growing number of companies that are making the determination that it is in their best interest to refrain from political giving.

As of 2012, 64 companies (up from 40 in 2010), had some type of explicit prohibition in place regarding political spending from treasury funds.10

5.The proposals would not curtail the companies’ ability to engage in the political process because other avenues are available to communicate its views to policymakers.

Our proposal does not seek to constrain the company's ability to lobby elected officials- once they are elected- on specific issues relevant to the company. Rather, this proposal seeks to address the use of company funds to influence the outcomes of elections.

6 Rajesh Aggarwal, Felix Meschke, and Tracy Yue Wang, “Corporate Political Donations: Investment or Agency?” April 5, 2012 (http://papers.ssrn.com/sol3/papers.cfm?abstract_id=972670). ; John Coates, Harvard Law School, “Corporate Politics, Governance, and Value Before and After Citizens United,” July 6, 2012 (http://papers.ssrn.com/sol3/papers.cfm?abstract_id=2128608).
7 http://www.zicklincenter.org/collaborations/hills/CPA-Zicklin%20Index%20-%202012%20-%20report%20-%2009-18-12.pdf
8 http://www.opensecrets.org/orgs/totals.php?id=D000000015&cycle=2012
9 http://www.opensecrets.org/orgs/totals.php?id=D000000015&cycle=2012
10 Source: Sustainable Investments Institute.

Conclusion

Chevron is spending increasing sums to influence election outcomes, with weak accountability and transparency measures in place to oversee this use of company funds and its value to shareholders. Proponents are concerned that this use of company funds exposes Chevron to business and reputational risks. A self-imposed ban on this use of company funds would reduce the risk to shareholder value while still allowing the company to communicate its views on public policy through lobbying. Consequently, shareholders believe that Chevron should refrain entirely from using company funds to influence election outcomes and we urge you to vote in favor of this resolution.

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy and the registrants will not accept proxies if sent. The registrants urge shareholders to vote for the proposals discussed in this communication following the instruction provided on the management’s proxy mailing.  The cost of this communication is being borne entirely by the registrants.